UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

American Depositary Shares, evidenced by American Depositary

Receipts, each representing two Ordinary Shares

(Title of Class of Securities)

82859P 1041

(CUSIP Number)

Jianguo Yang Fosun Industrial Co., Limited Level 54 Hopewell Centre 183 Queen’s Road East Hong Kong China (86)(21) 6332 5563	With a copy to: Brian Spires Baker & McKenzie LLP 23rd Floor, One Pacific Place, 88 Queensway Hong Kong SAR +852 2846 2457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 104

1.	Names of Reporting Persons Fosun Industrial Co., Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2011 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the ordinary shares, par value $0.01 per share (“Ordinary Shares”) and the American Depositary Shares (“ADSs”, each representing two Ordinary Shares), of Simcere Pharmaceutical Group (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on November 8, 2011, Amendment No. 2 to the Original 13D filed on March 21, 2012 and Amendment No.3 to the Original 13D filed on August 28, 2013. Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 4            Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the last paragraph of Item 4:

On December 19, 2013, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at No. 699-18, Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.  At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement, the plan of merger and the transactions contemplated thereby, including the Merger, and the proposal to adjourn the extraordinary general meeting in order to allow the Issuer to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

On December 23, 2013, the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 23, 2013, pursuant to which the Merger became effective on December 23, 2013.  As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of the Parent.

At the effective time of the Merger, the outstanding Ordinary Shares and ADSs immediately prior to the effective time of the Merger ceased to be outstanding and were cancelled, and each Ordinary Share (excluding the Rollover Shares, Ordinary Shares held in the Issuer’s treasury and any Ordinary Shares held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands), including the Ordinary Shares represented by ADSs, was converted into the right to receive cash consideration, without interest, equal to $4.83 per Ordinary Share (or $9.66 per ADS).

As a result of the Merger, all of the Ordinary Shares beneficially owned by Fosun Industrial prior to the effective time were cancelled, in exchange for the right to subscribe for the ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Contribution Agreement and Fosun Industrial no longer beneficially owns any Ordinary Shares or ADSs of the Issuer.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange after the filing of Form 25.  In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the Commission, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Exchange Act will be terminated.

Item 5            Interest in Securities of the Issuer

This Amendment amends and restates the Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)—(b) As a result of the Merger, all of the Ordinary Shares beneficially owned by Fosun Industrial prior to the effective time were cancelled, in exchange for the right to subscribe for the ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Contribution Agreement.  As a result, as of the date of this Amendment, Fosun Industrial does not beneficially own any Ordinary Shares or have any voting power or disposable power over any Ordinary Shares or ADSs of the Issuer.

(c) Except for the transactions described in Item 4, Fosun Industrial has not effected  any transactions in the Ordinary Shares or ADSs of the Issuer during the past 60 days.

(d) —(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2013

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors